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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____
  Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: __Power Hero Corp.__

Legal status of issuer:

  Form: __Corporation__

  Jurisdiction of Incorporation/Organization: __DELAWARE__

  Date of organization: __01-06-2017__

Physical address of issuer: __2289 N Marietta Ave, Claremont, CA 91711__

Website of issuer: __https://www.powerhero.com__

Is there a co-issuer? _____ yes __✓__ no. If yes,

Name of co-issuer: _____

Legal status of co-issuer:

  Form: _____

  Jurisdiction of Incorporation/Organization: _____

  Date of organization: _____

Physical address of co-issuer: _____

Website of co-issuer: _____

SEC 2930 (02-25) Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Name of intermediary through which the offering will be conducted: _____

_____

CIK number of intermediary: _____

SEC file number of intermediary: _____

CRD number, if applicable, of intermediary: _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

_____

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

_____

Type of security offered: Common shares.

_____

Target number of securities to be offered: 1,000,000 shares

Price (or method for determining price): $1 per share

Target offering amount: $50,000

Oversubscriptions accepted: X Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis X First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $1,000,000

Deadline to reach the target offering amount: 9/30/2025 _____

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: _____**2**_____

Total Assets:	Most recent fiscal year-end:**$373,763**	Prior fiscal year-end: **$381,964**
Cash & Cash Equivalents:	Most recent fiscal year-end: **$48,766**	Prior fiscal year-end: **$107,046**

Accounts Receivable:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $503,029	Prior fiscal year-end: $346,863
Long-term Debt:	Most recent fiscal year-end: $213,719	Prior fiscal year-end: $157,606
Revenues/Sales:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Cost of Goods Sold:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Taxes Paid:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Net Income:	Most recent fiscal year-end: -$540,754	Prior fiscal year-end: -$497,063

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of

Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and

selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Power Hero Corp.
_____
(Issuer)

By *Esmond Goei*

Esmond Goei
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Esmond Goei

Esmond Goei
_____
(Name and Signature)

Founder & Exec. Chairman
_____
(Title)

07 / 03 / 2025
_____
(Date)

Craig Nelson
_____
(Name and Signature)

CEO
_____
(Title)

07 / 03 / 2025
_____
(Date)

Troy Helming

Troy Helming
(Name and Signature)

Director
(Title)

07 / 03 / 2025
(Date)

Howard Kim

Howard Kim
(Name and Signature)

Board member
(Title)

07 / 04 / 2025
(Date)

Curtis Pringle

Curtis Pringle
(Name and Signature)

Board Member
(Title)

07 / 03 / 2025
(Date)

Instructions.

1. The Form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the Form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the Form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT FOR

AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Power Hero Corp.

ELIGIBILITY

2. X Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes X No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Esmond Goei

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/06/17	Present	Power Hero Corp.	Chairman, Founder, CFO and CTO

Esmond Goei is a serial entrepreneur with many successful startups and turnarounds spanning over 30 years. He started Power Hero in 2017 after selling a modular solar-powered battery systems company, which he founded in 2009, and was CEO until 2016. Esmond has participated in several other emerging companies with successful gains upon their IPO or sale such as a multi-media processing company (IPO 1991), a wireless hospital bedside information systems company (IPO 1992), an organic baby foods company that was sold to Heinz, and an electronics toy company (IPO 1995). Esmond Goei is an electrical engineer with a bachelor's degree in Applied Science (Electrical Engineering) from Queen's University and an MBA from Western University. He also has 18 issued patents to his credit.

LinkedIn: https://www.linkedin.com/in/esmondgoei-powerhero

Name: Robert (Rob) Kent

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/17	02/01/18	Power Hero Corp.	Director and Vice-Chairman
02/01/18	Present.	Power Hero Corp.	Vice Chairman & Cofounder

07/01/17   Present.   Synova Life Sciences   COO and Co-Founder

03/01/13   Present.   First Wave Partner   Partner

Rob joined Power Hero in November 2017 as a Director and Vice-Chairman, and was appointed CMO in February 2018. He is an IoT innovator in the medical device sector where he served as CEO for O2 Concepts (2014 -2017) a manufacturer of networked portable home oxygen devices. Partnering with Verizon, they were the first to offer remote monitoring and device tracking – generating 5X growth while deploying over 20,000 units. He has experience building and managing rapid growth businesses in highly regulated environments. He is particularly adept at leveraging partnerships with developers and manufacturers and has launched over 15 medical devices to market, while strategically positioning technology for unique competitive advantages. Rob holds a BS in Economics from the US Naval Academy and an MBA from UC Irvine.

Name: Armando Castro

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/06/17	Present	Power Hero Corp.	Director and Legal Advisor 5/01/14
12/11/24		Pillsbury Winthrop Shaw Pittman LLP	Partner
12/12/24	Present	Lowenstein Sandler LLP	Partner

Armando is a Partner with Lowenstein Sandler LLP, and has been a Silicon Valley-based corporate lawyer serving emerging companies and investment funds for close to 30 years. His industry background spans across a broad technology spectrum including financial and wireless technologies, and renewable energy. He advises all stages of companies on matters of corporate governance, financings, and mergers and acquisitions. In addition to his work at some of the nation's largest law firms, Armando has significant in-house experience and was the former general counsel and executive board member of Cyras Systems, where he negotiated its $2.7 billion merger with Ciena in 2001.

LinkedIn: https://www.linkedin.com/in/armando-castro-49783110

Name: Howard Kim

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2001	Present	JYC Holdings Pte Ltd	Chairman & CEO
05/01/2022	Present	Power Hero Corp.	Director and Corporate Advisor

Mr. Kim is a Singapore resident and joined the Board in May 2022. He is a veteran in the communications industry with more than 30+ years' experience. His tenure includes

executive management stints at Sycamore Networks as its Managing Director of Asia-Pacific Operation, as the Vice President and General Manager of Asia-Pacific Operations for Hypercom Network Systems, and as Regional Director of Sales of Asia-Pacific Operations for Cascade Communications (since acquired by Lucent Technologies). He has also served in various sales, marketing, and technical positions with some of the leading communications and networking companies, including, StrataCom (Cisco Systems), Ungermann-Bass (UB Networks), Compression Labs, California Microwave, and GTE Corporation (Sprint Communications). As the current Chairman and CEO of JYC Holding Pte Ltd, he has provided consulting services with companies that include Aruba Networks, Coloubris (HP), and AireSpace (Cisco Systems). Mr. Kim is also a Limited Partner with Storm Ventures, Telesoft Partners and Granite Global Ventures (GGVC). He has been an advisor to Hitachi Japan on global M&A and investments for 10 years. Mr. Kim holds a BS in Electrical Engineering from Texas A&M University, and an MBA from the University of Phoenix.

LinkedIn: https://www.linkedin.com/in/howard-h-kim-a9b37a1

Name: Troy Helming

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/18	04/10/20	Petra	Co-Founder and CTO
01/01/07	12/31/19	Pristine Sun Corp.	CEO and Founder
01/01/18	Present	Traverse Fitness Inc.	Chairman and Co-Founder
09/23/16	Present	Earthgrid PBC	Founder and CEO
05/19/23	Present	Power Hero Corp.	Board of Directors and Strategic Advisor
01/01/97	Present	Green Reach Inc.	Chairman and Founder

Unicorn founder (Tradewind Energy) seasoned founder with 4 exits, author of the book the Clean Power Revolution + 100s of articles, podcasts, TV interviews (thought leader) keynote speaker & public speaker/panelist at 100s of solar, wind & infrastructure conferences (thought leader, public figure), has more than 100,000 followers on social media (@SolarNinjaTroy).

Involved in solar since 1980 (42+ years), as a kid doing chores on the solar heating system in childhood home, as a career since 1990s. Member of Mensa, M.S. Business Administration from the University of Kansas.

LinkedIn:https://www.linkedin.com/in/troyhelming/

Name: Curtis Pringle

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/06/2023	Present	Power Hero	Board of Directors

01/04/1999   Present   Curt Pringle & Assoc   Founder & President

Curt Pringle, a land use, public relations, and government affairs consultant, with over 30 years of experience, has a passion for navigating the political process on a state and local level. With extensive depth and breadth of policy knowledge, Mr. Pringle provides strategic advice to a variety of both public and private sector clients. With eyes to see the big picture, Mr. Pringle is a trusted third party who is sought after for sound counsel and action.

Curt Pringle served two terms as the directly-elected Mayor of Anaheim from 2002 until 2010. Having served in the California State Assembly from 1988-1990 and again from 1992-98, the independent California Journal rated Assemblyman Pringle as the "Best Problem Solver" and as the "Most Influential Leader" of the California State Assembly. In January 1996, Assemblyman Pringle was elected Speaker of the California State Assembly where he presided until November 1996.Mr. Pringle joined the Orange County Transportation Authority Board of Directors in January 2005, serving through December 2010. Mr. Pringle served four and a half years on the California High-Speed Rail Authority, including two years as Chairman. Curt Pringle served in the inaugural class of the UCI, Department of Planning, Policy & Design Distinguished Fellows Program. Additionally, he served as a Senior Fellow for the UCLA School of Public Affairs. He is a graduate of California State University, Long Beach (CSULB) with a bachelor's degree in Business Administration and a Master's degree in Public Administration.

LinkedInhttps://www.linkedin.com/in/curt-pringle-47889110/

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Esmond Goei

Start Date	End Date	Company	Position / Title
01/06//17	Present	Power Hero Corp.	Executive Chairman, Founder, CFO and CTO

Esmond Goei is a serial entrepreneur with many successful startups and turnarounds spanning over 30 years. He started Power Hero in 2017 after selling a modular solar-powered battery systems company, which he founded in 2009, and was CEO until 2016. Esmond has participated in several other emerging companies with successful gains upon their IPO or sale such as a multi-media processing company (IPO 1991), a wireless hospital bedside information systems company (IPO 1992), an organic baby foods company that was sold to Heinz, and an electronics toy company (IPO 1995). Esmond Goei is an electrical engineer with a bachelor's degree in Applied Science (Electrical Engineering) from Queen's University and an MBA from Western University. He also has 18 issued patents to his credit.

LinkedIn: https://www.linkedin.com/in/esmondgoei-powerhero

Name: Craig Nelson

Start Date	End Date	Company	Position / Title

04/12/17	08/07/22	FirstWave Software	CEO/CRO/Adviser
10/01/24.	Present.	Power Hero Corp.	CEO
09/03/22	01/03/2024	Alluxio Corp.	SVP Global Sales
03/08/24	Present.	Advisory services	CEO/CRO

Craig Nelson is a results-driven executive with extensive experience in technology and global market expansion. Having held past roles as a CEO, CRO, and SVP the focus is always on go-to-market and up-leveling the companies strategy and vision. He has led 4 startups to successful exits, achieving returns of between 8 to 17 times revenue. Under his leadership he and his teams have contracted more than $2.3 billion in sales of hardware, software and professional services. He excels in managing diverse teams across global borders, leveraging his broad experience across Europe, Asia, Australia, and Africa to drive business success.

LinkedIn:https://www.linkedin/in/craigcnelson

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Esmond Goei	7,925,682	42.85%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Company was first incorporated as iJuze Corp. on January 6, 2017 and subsequently changed its name to Power Hero Corp. on January 31, 2018 to better reflect its business.

Power Hero is dedicated to increasing electric vehicle ("EV") adoption for the sake of reversing adverse global climate change. Particularly, we believe that urban dwellers in multi-unit residential (apartment) buildings (MURBs) are reluctant to adopt EVs because of the lack of EV charging in their building premise, meaning that MURBs lack "home" EV charging. Unlike landed residential homes with driveways and private garages, apartment residents don't have the luxury of getting a dedicated socket to plug in their EV overnight while they sleep, as most people do with their cell phones. Without home charging, apartment EV drivers have to hunt for available public charging stations which are typically in shopping malls and high traffic public spaces, away from their residential neighborhoods. It's a story of hit and miss, and wait, wait, wait. In America alone over 30% of the population or 117M of the population live in MURBs. In addition, millions more live in landed single-family homes that are under-powered.

Without the participation of this large segment of the population, America will not meet its goals for 100% EV adoption. Also, more than 70% of America's MURBs are more than 20 years old, so they lack the electrical infrastructure to support fast Level 2 charging, let alone a 120V socket for each parking space.

Such old buildings are likely not even built to receive enough power from their electricity company to support 120V power points in their garage for all their EV residents. That's where Power Hero shines. Our PowerPacs can be plugged into any 120V socket to store power when most of the residents are away at work, when power is plentiful. Then when the EV resident returns from work they can recharge their EV from our PowerPacs without causing a spike in electricity consumption. Our transportable PowerPac-Stack product is equipped with wheels so that EV residents can charge it in their apartment's 120V circuit, unplug it when its recharged and wheel it down to fast-charge their EV at an elevated 240V Level 2 charging speed. That's a few minutes of effort compared to hours wasted hunting for available public Level 2 chargers, then queuing for their turn to charge and then waiting while their EV charges. And don't forget the inflated charging prices at such public stations! Some of our test users have shared that they spend about $300 each month to charge at public stations, if and when they can find one available and working!

As part of our ecosystem solution, we believe that EV adoption is also contingent on giving EV drivers peace-of-mind from range anxiety, or running out of battery charge without an EV charging station in sight. We asked the question: what if the 3 million Level 2 home EV chargers across America were available for rent like an Airbnb? But how would we know when they are available? Our Cameo adapter enables home owners with a Level 2 EV charger and parking space to become part of a network of hosted EV charging station in an "Airbnb-like" reservation network. Our Cameo device simply plugs onto the J1772 nozzle of the home charger and instantly self-connects to our cloud and be ready for owner registration of their

home charger. This peer-to-peer ("P2P") EV charging service could potentially create a 2M network of reservable home Level 2 chargers which should wipe away any fear of being away from a charger.

We plan to use various outreach methods such as social media and print media to reach MURB tenants with EVs and landed property owners with chargers and/or accessible power outlets. There are over 1.6M apartment buildings in America which are registered and contactable. In addition we plan to partner with EV dealerships to promote our PowerPacs and offer them as a sales option.

We expect to generate future revenues from several channels. Firstly, from driver membership fees for their use of our listing and booking service of Cameo-enabled home charging stations as well as publicly listed stations. Such Cameo stations may well be favored by EV apartment tenants who wouldn't mind walking a block to leave their EV to charge overnight at a "neighbor". Within this revenue category, we expect to differentiate and price accordingly for drivers that desire access to specific chargers and access priority, which we expect to be favored by MURB tenants. Geographical coverage would also be a factor in fee pricing. Secondly, from leasing our hardware to municipalities and commercial establishments such as shopping malls. Our hardware is designed to enable the automation of the reservation of the EV charger and EV charging process, which increases a host's EV charger availability. Thirdly, the Company plans to derive sales from processing fees charged on every booking and electricity utilization transaction, and these fees may be shared with charger hosts.

Our supply chain consists of manufacturing and electricity provision. We plan to outsource all manufacturing to proven contractors and that's where our relationship with Arrow Electronics will help. Arrow is a $30+ billion global contract manufacturing company that helped us design our PowerPac architecture. The cost of electricity used in the charging of EVs is subject to division between the charger host and Power Hero depending on the contractual options that are subscribed for by the host. Such options would present different combinations of revenue and cost share percentages.

The EV charging industry is an emerging one and we believe that the top four companies are ChargePoint, EVgo, Wallbox, and Blink Charging. While they have different products, services, and business models, we believe they share one common goal, which is to grab as much of the high traffic public charging locations as possible. Power Hero has a different focus, which is the low-powered, personal residential market and multi-unit residential buildings (MURBs). Over 70% of the MURBs in America are over 20 years old with under-powered electrical infrastructure and thus inadequate to support EV charging. And that doesn't include the millions of existing landed homes that were built more than 10 years ago and lack the installed circuits to charge an EV. Our PowerPac is equally or even more appropriate for such residences as upgrading to 240V in their garages are prohibitive.

To date we have not seen competition in our focused market segments. Further, we don't view these companies as competition per se, but rather as potential partners where we complement their product offerings.

Power Hero currently has 2 employees and utilizes several independent contractors.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Our future growth and success are dependent upon consumers' demand for electric vehicles in an automotive industry that is generally competitive, cyclical and volatile.
Though we continue to see increased interest and adoption of electric vehicles, if the market for electric vehicles in general and in particular does not develop as we expect, develops more slowly than we expect, or if demand for electric vehicles decreases in our markets or electric vehicles compete with each other, our
business, prospects, financial condition and operating results may be harmed. In addition, electric vehicles still constitute a small percentage of overall vehicle sales. As a result, the market for electric vehicles could be negatively affected by numerous factors, such as:
•perceptions about electric vehicle features, quality, safety, performance and cost;
•perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities;
•competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;
•volatility in the cost of oil, gasoline and energy;
•government regulations and economic incentives and conditions; and
•concerns about our future viability.

(2) The electric vehicle sector is experiencing rapid growth and technological advancement with advancements in battery technology, vehicle design, and charging infrastructure, the industry is constantly evolving. This rapid pace of change can make it challenging for standards bodies and regulators to keep up.
As the EV market expands, there's an increasing need for standardized protocols and infrastructure to ensure interoperability and compatibility among different EV models and charging stations. Standardization is essential for creating a seamless experience for EV owners, enabling them to charge their vehicles at any charging station without compatibility issues.
At present, the EV industry utilizes various standards for charging protocols, connector types, and communication interfaces in different continents, with different manufacturers and stakeholders adopting proprietary technologies or competing standards. Such diversity of standards create a risk of incompatibilities arising between EVs and charging stations from different manufacturers and added expense for product manufacturing.

(3) Unfavorable User and Venue Operator Adoption, and Competition. There are a number of EV charging station operators and listing services for EV charging stations that are operating today and which are substantially

larger than Power Hero Corp. While our business model is predicated on strong IP protection and improving user access convenience to electricity grid points and enabling "home" charging for all EV operators, particularly apartment residents there is no guarantee that larger competitors would not encroach on our market segments. While we also believe that our service concept of crowd-sourced reservable charging stations comprised of both hardware and software is unique and that the market opportunity for creating an EV charging network of millions of charging stations quickly is achievable there is no guarantee that users will embrace our concept or would prefer our service to those of existing charging companies. In addition, we will be relying on individual homeowners and retail establishments to participate in our network and/or install our reservable Cameo hardware on their premises and use our transportable PowerPac product there is no guarantee that such homeowners, establishments or operators will embrace our products/services.

(4) Electrical Safety Regulations: Charging station companies must comply with electrical safety regulations to ensure the safe installation, operation, and maintenance of charging infrastructure. This includes adherence to standards such as the National Electrical Code (NEC) in the United States.
Compliance with these regulations helps prevent electrical hazards such as electric shock, fire, and equipment malfunction. Electric vehicle batteries contain hazardous materials such as lithium-ion, nickel-metal hydride, or lead-acid, which require proper handling and disposal to prevent environmental contamination and human health risks. Charging station companies must adhere to regulations governing the handling, storage, transportation, and disposal of hazardous materials, including compliance with labeling requirements, spill prevention measures, and waste management protocols. Charging station companies are responsible for managing various types of waste generated during the installation, maintenance, and decommissioning of charging infrastructure. This includes waste such as packaging materials, electronic components, batteries, and other hazardous materials. Compliance with waste disposal regulations involves proper segregation, recycling, treatment, and disposal of waste streams in accordance with applicable laws and regulations.

(5) Our business projections are only estimates. Based on Management's experience in running previous startup companies, Power Hero Corporation has assessed the personnel needs and cash needs of the Company, the potential consumers of its services, and how to address and serve such markets and the projected sales and income potentially derivable from such markets. However, there can be no assurance that the Company will meet those projections. There can be no assurance that the company will succeed or indirectly that investors will make money from their investments even if there is sufficient demand for our Power Hero EV Charging Network services and PowerPac products. In addition, there is no guarantee that we can provide such services/products at a profit, or that we will be able to offer a service/product experience better than any of our competitors, or that consumers will use our service/product.

(6) Dependence on contract development and external manufacturing contractors.
The Company's prudent use of funds entails minimizing fixed overhead costs by contracting individuals and third parties to undertake product development in hardware and software on a project basis. While these individuals have indicated that they are eager to join the Company as full-time employees upon adequate financing there is no guarantee that they will. In the event that such contractors do not join the Company we might not be able to

meet our company growth plans. In addition, the Company also engages third party design firms which may not deliver satisfactory results on a timely manner. The Company also intends to outsource its manufacturing and focus primarily on design conceptualization and intellectual property (IP) development.

(7) Intellectual Property.
Although we have had success in getting 15 patents approved and issued, and proven certain functionality with many working prototypes, our patents may not provide the utility that we expect and may even be challenged or ineffective. We also have additional pending patents which still need to be examined by the US Patent and Trademark Office.

(8) No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

(9) The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness andto support its business. The Company does not intend in the foreseeable future to pay any dividends to the holders of its shares of common stock

(10) Start-up investing is risky.
Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

(11) You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

(12) Power Hero Corp. is a relatively young company. The Company has no clients and has not begun product sales. As a start-up we are continually assessing market opportunities and our business model might well change. While we believe that our technology has great utility and value in the EV industry and offers the best opportunity for success there is no guarantee that our vision of market success with its unique portfolio of products and services such as its "Airbnb-like" service of reservable home charging stations concept will succeed. In addition, while we believe that our analysis of market trends and demands for "home charging" we are alone in recognizing such consumer needs.

(13) We are dependent on general economic conditions.
Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

(14) Our ability to succeed depends on how successful we will be in our fundraising efforts.
We rely on investment funds in order to use resources to build the necessary tech and

business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

(15) Little to No Liquidity.
The securities that investors are acquiring from the Company will not be tradable on any public stock exchange. Even if we were to list on a public stock exchange via an initial public offering (IPO), investors may still be required to hold such securities for a specified number of months as dictated by securities laws and/or the associated investment banks that underwrite our IPO. Further, even after investors' securities are eligible for resale there may not be an active market for them to sell their shares.

(16) Tariffs and proposed tariffs
Tariffs and proposed tariffs on imported components such as semiconductors, circuit boards, or steel enclosures used in EV chargers can significantly raise production costs. This could lead to higher pricing for charging stations, reduced profit margins, and potential delays in deployment schedules. Furthermore, tariffs and proposed tariffs imposed on foreign-made EVs could reduce domestic demand for such vehicles, indirectly decreasing the utilization rates of charging infrastructure and thus negatively affecting revenue projections tied to usage-based pricing models.
Additionally, retaliatory tariffs and proposed tariffs from trade partners may disrupt the company's global supply chain, especially if it relies on cross-border sourcing for specialized components. These policy-driven uncertainties can affect long-term strategic planning, capital expenditures, and inventory management. Investors should also consider the reputational and regulatory risks associated with sudden shifts in trade policies, which could prompt the company to realign operations or reallocate manufacturing—potentially impacting scalability and return on investment. Accordingly, the risk of international trade relations should be factored into any investment decision in this sector.

(17) Unpaid Bonus
Investors should be aware that a cash bonus was included in a previous crowdfunding offering and a private placement whereupon investors would be eligible to receive cash bonuses upon the Company attaining certain net revenue targets. In the private placement certain accredited investors who invested $270,000 would be eligible for a cash bonus of 2% of the net revenues of the Company over a 36 month period commencing on the date the Company begins generating revenues. In the event that the net revenues during the 36-month term did not reach an aggregate of $50,000,000 the term would be extended until such time that the aggregate accumulated net revenues reached $50,000,000. With respect to the crowdfunding revenue bonus, upon the Company reaching a cumulative net revenue milestone of $2,000,000, a cash bonus of approximately $25,000 would become payable subject to the Company's operating cashflow needs.

(18) The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable a Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system, as an approval, endorsement or guarantee of compliance as it relates to this Offering.

(19) Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance

has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

(20) The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

(21) The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

(22) The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state

or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

(23) Investors will not be entitled to any inspection or information rights other than those required by Regulation CF .
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

(24) The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. The Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

(25) The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

(26) There is no present public market for these Securities and we have set the price based on our own assessment of various factors including our potential financial performance. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

(27) In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully
effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

(28) THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.
THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

(29) Although the Company is not subject to any litigation presently, from time to time litigation may arise which may be directed at the Company or at management and/or its Board. Such is the case in 2018 relating to a prior company that was sued of which Mr. Goei was CEO and conjoined in the suit which was settled and dismissed.

(30) Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

(31) Craig Nelson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering? The Issuer plans to complete final design of some of its products and produce a limited quantity for beta sales to the public.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000	$1,000,000
Less: Offering Expenses	$3,950	$79,000
Net Proceeds	$46,050	$921,000

Use of Net Proceeds		
(A) Product Development	$40,000	$600,000
(B) General, Sales & Admin. Expenses	$6,050	$321,000
Total Use of Net Proceeds	$46,050	$921,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used. Yes. Attached materials below.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered. Common shares with one vote per share and a prorated right to participate in the offering of the purchased shares in an underwritten Initial Public Offering (IPO) subject to Underwriter cut-backs and other restrictions as may be imposed thereof.

14. Do the securities offered have voting rights? **X Yes** ☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ **Yes X No** Explain: __

16. How may the terms of the securities being offered be modified? Once issued, only by majority consent of the shareholders of the corporation.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
>
> (2) to an accredited investor;
>
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
>
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or cl asses of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
		(as of 6/7/2025)		Specify: _____
Common Stock:	44,000,000	17,584,622	X Yes ☐ No	☐ Yes X No
Other:				
SAFEs		912,576	X Yes ☐ No	☐ Yes ☐ No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options Issued:	1,594,008 option shares are granted of which 1,264,008 shares have vested ranging in exercise price of $0.067 to $0.333 per share. 330,000 option shares with an exercise price ranging from $0.167 to $0.50 per share will vest between 7/31/26 to 6/5/27.
Options Reserved for Issuance:	4,439,322 option shares are un-issued.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company currently has SAFE securities outstanding, if those securities are converted into equity your ownership in the Company will be diluted. In addition, while the Company reserved 3,989,322 securities for future option issuance it has also issued 1,594,008 option contracts that are exercisable at different strike prices and mature at different times. If those option contracts were to get exercised your ownership in the Company would be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes X No

The Company has waived any transfer restrictions listed in the bylaws of Power Hero Corp. for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. How are the securities being offered being valued? Include examples of methods for how

such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined solely by management in consideration of comparative price-to-revenue and price-to earnings ratios on forward revenues and earnings. We expect that any future valuation will take the same approach.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests

with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	SAFE note 1
Amount Outstanding:	$160,795
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	If there is equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE preferred stock. Equity financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation.
	Convertible into preferred stock at a rate of 80% of the price per share of a qualified financing. Valuation cap: $5,000,000.

Creditor(s):	SAFE note 2
Amount Outstanding:	$171,892
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	If there is equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE preferred stock. Equity financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation.
	Convertible into preferred stock at a rate of 90% of the price per share of a qualified financing. Valuation cap: $6,000,000.

Creditor(s):	Shareholder Liabilities
Amount Outstanding:	$295,653
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	As of December 31, 2024, and 2023, the Company has total due to shareholder liabilities relating to deferred compensation of $295,653, and $198,250, respectively. These liabilities bear a per annum interest rate of 0%. As of December 31, 2024, $253,403 is due to the CEO. The CEO represents that the amount due to him for deferred compensation will not be called until such time as the company has sufficient cash flow. The remaining balance of $43,250, due to the CMO is also subject to the Company's

fund-raising success and is reported as a current liability on the balance sheet.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$15,000
Use of Proceeds:	Operating expenses.
Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$95,519
Use of Proceeds:	Stock issued for services rendered.
Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$7,283
Use of Proceeds:	Settlement of convertible note.
Date of Offering:	2023-12-31
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a) (6))
Securities Offered:	Common Stock
Amount Sold:	$558,610
Use of Proceeds:	Product Development were roughly 30% of the proceeds; Hiring & Payroll were roughly 50% of the proceeds; Intermediary Fees associated were 4.9% of the proceeds; and General & Administrative made up the rest of the funds raised.
Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$278,280
Use of Proceeds:	Conversion of notes payable.
Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$92,856
Use of Proceeds:	Stock issued as compensation for services rendered.

Date of Offering:	2025-02-21
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a) (6))
Securities Offered:	Common Stock
Amount Sold:	$203,774
Use of Proceeds:	Product Development were roughly 30% of the proceeds; Hiring & Payroll were roughly 50% of the proceeds; Intermediary Fees associated were 4.9% of the proceeds; and General & Administrative made up the rest of the funds raised.
Date of Offering:	2024-01-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$22,050
Use of Proceeds:	Stock issued for Cash
Date of Offering:	2024-01-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$11,600
Use of Proceeds:	Shares issued for services rendered.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Esmond Goei	Founder & Exec. Chairman	Debt	$67,500

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? **X Yes** ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Power Hero Corp. (the "Company") was incorporated on January 6, 2017, in the state of Delaware.

The Company plans to operate as a provider of EV charging solutions which includes a peer-to-peer ("P2P') network and marketplace that allows users to charge electric vehicles and other mobile devices on the go. As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue.

As of the date of the filing of this Form C the Company is authorized to issue 44,000,000 shares of common stock and has 17,314,622 shares of common stock issued and outstanding. Esmond Goei, who is the founder and CEO, owns 34.65% of voting power on a fully diluted basis.

Results of Operations:

Operating expenses for the year ended December 31, 2024 increased by $59,118 to $56,113, as compared to an income $3,005 reported for the year ended December 31, 2023.

Net loss for the year ended December 31, 2024 increased by $43,691 to a net loss of $540,754, as compared to a net loss of $497,063 reported for the year ended December 31, 2023.

During the year ended on December 31, 2023, the Company generated a net loss from operations amounting to $500,068 and a total net loss of $497,063 as compared to the year ended December 31, 2022, in which the Company generated a net loss from operations of $292,298 and a total net loss of $299,655.

The Company compensated its key executives for their services, which were accounted for as operating expenses totaling $95,519 and $92,856 for the years ended December 31, 2023, and 2022, respectively. These executives also hold shares in the Company. The compensation is deferred and will be disbursed at a later date upon the Company achieving its next financing milestone. As of December 31, 2023, and 2022, the outstanding balances for deferred compensation were $198,250 and $214,750, respectively.

Liquidity and Capital Resources:

The Company has not generated revenues or profits since inception, has sustained net losses of $540,754, and $497,063 for the years ended December 31, 2024, and 2023, respectively, and has incurred negative cash flows of $360,456 and $344,027 from operations for the years ended December 31, 2024, and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $2,283,269 and a working capital deficit of $454,263.

In the year ended December 31, 2024, the Company raised a gross total of $203,774 by selling 203,774 shares of common stock via Regulation CF.

As of December 31, 2024, and 2023, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. Upon conversion, the SAFE agreements will

convert into preferred stock.

In the years ended December 31, 2023 and 2022, the Company had a series of its convertible notes (including any accrued interest) convert into 1,669,659 and 43,695 shares of common stock, at a value of

$278,280 and $7,283, respectively.

During 2022, the Company raised capital of $103,000 through the sale of convertible notes to existing shareholders.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See audited Financial Statements for fiscal years ended 12/31/2023 and 12/31/24.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the pl ace of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statements if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering

statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☐ **No**

(ii) involving the making of any false filing with the Commission? ☐ Yes ☐ **No**

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☐ **No**

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☐ **No**

(ii) involving the making of any false filing with the Commission? ☐ Yes ☐ **No**

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☐ **No**

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☐ **No**

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☐ **No**

(C) engaging in savings association or credit union activities? ☐ Yes ☐ **No**

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☐ **No**

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☐ **No**

(ii) places limitations on the activities, functions or operations of such person?

☐ Yes ☐ **No**

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☐ **No**

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☐ **No**

(ii) Section 5 of the Securities Act? ☐ Yes ☐ **No**

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☐ **No**

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☐ **No**

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☐ **No**

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Power Hero Corp. answers 'NO' to all the above Question 30.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

> (1) any other material information presented to investors; and
>
> (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

The following are transcripts of videos which were displayed on on June 6, 2025 on Netcapital Portal's offering page for the Company :

Video #1: Welcome to America's Next Investment. I'm Louise Halton, and in this episode, we get to look into the future of EV charging and how you, the viewer, can possibly benefit with this investment opportunity. In our hero, they're on a mission to electrify the planet and empower you with the investment opportunity of a lifetime. When we come back, we get to talk with the C-level executives where they will discuss the future of power. Hero, are you ready to plug into the future of energy and invest in the future with Power Hero? Well, stay tuned!

Introducing Power Hero, the game-changer in the world of electric mobility. Old apartment buildings make up more than 70% of America's multi-unit residential buildings. They don't have enough power to provide 240-volt charging or even enough 110-volt outlets for a few EVs. No need to install new substations for just a few EV tenants. Power Hero is poised to capitalize on this explosive market growth. We will, in particular, bring personal charging to urban areas.

What kind of solution did you know came up with the idea? What about charging stations you can reserve? And in 2017, we follow a first path that got proved to people that live in multi-unit dwellings like apartments. Power Hero will allow them to connect to any 110-volt circuit and have meaningful overnight charging. So, we can put power packs anywhere and with really no infrastructure. Power Pack connects to any 110v circuit and can bank power for up to 12 hours, doubling the daily accessible range from 48 M to 100 miles without expensive installations, giving 100 million Americans a meaningful solution for overnight charging.

Now, whenever you drive your EV, Power Pack has your back, drawing power all day and delivering it to you when you return. The Power Pack by Power Hero, one of our portfolio of innovative EV charging solutions, our hero has the potential of disrupting the whole infrastructure. Join me in this adventure. It'll be good for you for generations to come.

Video #2: At Power Hero, we envision a world where transportation is fully powered by electricity. No noxious, harmful fumes, or noisy, rumbling engines.

However, there's a huge gap between the drive to put electric vehicles on the road and the ability to power them with convenient charging solutions.

Unlike gas stations, charging stations are not yet ubiquitous, resulting in long queues at existing locations, as well as hesitancy among potential EV owners due to range anxiety. Imagine being late or missing an important event because you can't find a convenient charge point!

For the EV revolution to truly flourish, drivers must be able to plug in their cars at home, including apartments and other multi-unit homes, just as readily- and quickly- as they would charge their phones.

Introducing Power Hero. Now EV drivers have access to fast charging options wherever and whenever they need them. Our patented technology, including Cameo, PowerPac, and mPower, use existing electrical grid infrastructure to offer personalized charging solutions. We're tapping into the abundant energy grid already available everywhere we go.

Our installations are easily compatible with any 110V circuit, requiring no expensive installations or retrofitting. Also, all the charging power is connected to the cloud, ensuring convenient access and usage.

Video #3: The Power Hero Cameo. Make any level-2 charger a connected, reservable, revenue-generating charging station. Patented, cellular-enabled adapter easily locks onto level-2 charter with no installation. Users can reserve a charging station and pay on the Power Hero app. Multi-tenant residences, places of business, private charger sharing. Easily manage access, reservations, and

transactions. Power Hero, we make charging easy.

Video #4: The EV market is growing rapidly. But many people are left in the cold with no access to overnight charging The freedom to install high-speed Level 2 chargers are a luxury for homeowners While apartment residents and urbanites struggle to find slow 120V plugs Or have to hunt electricity like gasoline Introducing the PowerPac by Power Hero A breakthrough 110V system that delivers high-speed Level 2 charging PowerPac connects to any 110VV circuit and can bank power for up to 12 hours Doubling the daily accessible range from 48 miles up to 100 miles Without expensive installations Giving 100M Americans a meaningful solution for overnight charging Now whenever you drive your EV PowerPac has your back Drawing power all day and delivering it to you when you return The PowerPac by Power Hero One of our portfolio of innovative EV charging solutions Power Hero Charge Everywhere

Video #5: https://docs.google.com/document/d/1cWJHbhDLEtUDHEh8cMpeJ1XaBVsAkl20Sg07NyNF03U/edit

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

POWER HERO CORP

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page



INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Power Hero Corp
La Verne, California

Opinion

We have audited the financial statements of Power Hero Corp, which comprise the balance sheet as of December 31, 2024, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Power Hero Corp as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Power Hero Corp and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Power Hero Corp's ability to continue as a going concern for period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Power Hero Corp's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Power Hero Corp's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors who, through their report dated April 11, 2024, expressed an unmodified opinion on those financial statements.

SetApart Accountancy Corp.

March 20, 2025
Los Angeles, California

As of December 31,	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 48,766	$ 107,046
Total current assets	**48,766**	**107,046**
Property and equipment, net	3,557	4,835
Intangible assets, net	321,440	270,083
TOTAL ASSETS	**373,763**	**381,964**
LIABILITIES AND SHAREHOLDER EQUITY		
Current Liabilities		
Accounts payable	137,037	132,210
Due to related parties	365,992	214,653
Total current liabilities	**503,029**	**346,863**
Simple Agreements for Future Equity	213,719	157,606
Total liabilities	**716,748**	**504,469**
Shareholders' Equity		
Common stock	17	17
Additional paid-in capital	1,975,939	1,655,665
Equity issuance costs	(35,672)	(35,672)
Accumulated deficit	(2,283,269)	(1,742,515)
Total shareholders' equity	**(342,985)**	**(122,505)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**373,763**	**381,964**

See accompanying notes to the financial statements

POWER HERO CORP
STATEMENTS OF OPERATIONS

For the year ended December 31,	2024	2023
Revenues, net	$ -	$ -
Cost of revenues, net	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General and administrative	314,307	167,242
Sales and marketing	90,954	232,977
Research and development	79,380	99,849
Total operating expenses	**484,641**	**500,068**
Loss from operations	**(484,641)**	**(500,068)**
Other income (expense)		
Change in fair value of SAFE liabilities	(56,113)	15,227
Interest expense	-	(12,222)
Total other (expense)/income	**(56,113)**	**3,005**
Net loss before taxes	**(540,754)**	**(497,063)**
Provision for income taxes	-	-
Net loss	**$ (540,754)**	**$ (497,063)**
Weighted average common stock outstanding - basic and diluted	17,316,660	15,064,116
Net loss per share - basic and diluted	$ (0.03)	$ (0.03)

See accompanying notes to the financial statements

POWER HERO CORP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Additional	Accumulated	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2022	**14,771,544**	**$ 15**	**27,600**	**$ -**	**$ 710,921**	**$ (1,245,452)**	**$ (534,516)**
Common stock issued for cash	30,000	-	-	-	15,000		15,000
Common stock issued for cash - Reg CF	558,610	1	-	-	558,609		558,610
Equity issuance costs	-	-	-	-	(35,672)		(35,672)
Conversion of notes	1,669,659	1	-	-	278,279		278,280
Stock-baced compensation	-	-	-	-	92,856		92,856
Net loss	-	-	-	-	-	(497,063)	(497,063)
Balance at December 31, 2023	**17,029,813**	**$ 17**	**27,600**	**$ -**	**$ 1,619,993**	**$ (1,742,515)**	**$ (122,505)**
Common stock issued for cash	32,235	-	-	-	22,050		22,050
Common stock issued for cash - Reg CF	203,774	-	-	-	203,774		203,774
Equity issuance costs	2,038	-	-	-	(14,687)		(14,687)
Shares issued for services rendered	21,200	-	-	-	11,600		11,600
Stock-baced compensation	-	-	-	-	97,537		97,537
Net loss	-	-	-	-	-	(540,754)	(540,754)
Balance at December 31, 2024	**17,289,060**	**$ 17**	**27,600**	**$ -**	**$ 1,940,267**	**$ (2,283,269)**	**$ (342,985)**

See accompanying notes to the financial statements

POWER HERO CORP
STATEMENTS OF CASH FLOWS

For the year ended December 31,	2024	2023
Cash flows from operating activities		
Net loss	$ (540,754)	$ (497,063)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	1,278	1,278
Amortization	8,943	3,852
Stock-based compensation	109,137	92,856
Accrued interest converted to equity	-	25,280
Change in fair value of SAFE liabilities	56,113	(15,227)
Change in operating liabilities		
Increase in accounts payable	4,827	58,057
Increase/(decrease) in accrued interest payable	-	(13,060)
Net cash used in operating activities	**(360,456)**	**(344,027)**
Cash flows from investing activities		
Purchase of property and equipment	-	(6,113)
Purchase of intangible assets	(60,300)	(89,161)
Net cash used in investing activities	**(60,300)**	**(95,274)**
Cash flows from financing activities		
Increase / (decrease) in due to related parties	151,339	(15,073)
Common stock issued for cash	211,137	573,610
Offering costs	-	(30,672)
Net cash provided by financing activities	**362,476**	**527,865**
Net change in cash and cash equivalents	**(58,280)**	**88,564**
Cash and cash equivalents - beginning of year	107,046	18,482
Cash and cash equivalents - end of year	**$ 48,766**	**$ 107,046**
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	**$ -**	**$ -**
Supplemental Disclosure of Non-Cash Financing Activities		
Converstion of convertible note agreements to common stock	$ -	$ 253,000
Converstion of accrued interest payable to common stock	$ -	$ 25,280
Stock issued for services rendered	$ 11,600	$ -

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Power Hero Corp. (the "Company") was incorporated on January 6, 2017, in the state of Delaware. The Company plans to operate as a provider of EV charging solutions which includes a peer-to-peer ("P2P') network and marketplace that allows users to charge electric vehicles and other mobile devices on the go.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company did a 3-to-1 stock split in 2023, which is retroactively applied in these financial statements (see Note 10).

In the opinion of management, the accompanying financial statements include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for the years ended December 31, 2024, and 2023. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid, 2) valid transactions are recorded, and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include useful lives of and impairment valuations of computer equipment and intangible assets, deferred income tax assets, fair value of debt and equity instruments, including share-based compensation and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are made.

Management makes estimates that affect certain accounts including key personnel costs, and useful lives on intellectual property and computer equipment. Any adjustments applied to estimates are recognized in the period in which such adjustments are made.

Concentration of Credit Risk

The Company is subject to concentration of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment. Computer equipment is recorded at cost, less accumulated depreciation. The Company depreciates computer equipment using the straight-line method based on its estimated useful life of 5 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2024, the management determined no impairment on the Company's computer equipment.

Intangible Asset - Patents

Patents are initially measured at the legal costs incurred in the filing process. Patents are recorded at cost, less accumulated amortization. The Company's patents include pending patents and issued patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining issued patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to fifteen patent applications as of December 31, 2024, for which the filing process has already begun. However, the issuance of these patents has not yet been made by the United States Patent and Trademark Office ("USPTO") or other applicable patent offices. No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial. Pending patents consist of fees paid to apply for several patents.

As of December 31, 2024, the Company has twelve patents approved by the USPTO and three patents approved by the Australian Government's patent agency, IP Australia.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Derivative Liability

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under ASC 815, Derivatives and Hedging.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company determined that the SAFE agreements are debt. Given the potential cash settlement upon a liquidity event, and the variable number of equity shares issuable upon settlement due to the valuation cap provisions, the Company classified the SAFE notes as a liability at their fair value. The SAFE notes were remeasured to fair value each reporting period.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' deficits upon the completion of an offering or to expenses if the offering is not completed. As of December 31, 2024, and 2023, deferred offering costs were $0.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

Income Taxes

Power Hero Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflects the actual weighted average of common stock issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024, and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2024, and 2023 consist of outstanding options (Note 9) and SAFE agreements (Note 7).

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of services is the sole performance obligation in its contracts with customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract and

5) Recognize revenue as the performance obligation is satisfied.

For the years ended December 31, 2024, and 2023, the Company has not earned any revenue.

Research and development

Research and development costs are expensed as incurred.

Advertising

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the years ended December 31, 2024, and 2023 were $67,988, and $111,184, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities, such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, and approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

With the exception of the Simple Agreement for Future Equity ("SAFE") liabilities, the carrying values of the Company's assets and liabilities approximate their fair values, primarily due to their short-term nature.

SAFE liabilities are marked to market each reporting period using level 3 inputs. The fair value of the SAFE liability as of December 31, 2024, and 2023, was determined based on a probability-weighted model with 3 possible outcomes considered to include: 1) equity financing of preferred stock; 2) a liquidity event; or 3) dissolution. Refer to Note 5 for more information about the SAFE liability. Changes in Level 3 financial liability measured at fair value for the years ended December 31, 2024, and 2023 are as follows:

Balance December 31, 2022	**$ 172,833**
Change in fair value of SAFE agreements	(15,227)
Balance December 31, 2023	**157,606**
Change in fair value of SAFE agreements	56,113
Balance at December 31, 2024	**$ 213,719**

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2025, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024, consisted of:

As of December 31,	2024	2023
Computers	$ 6,113	$ 6,113
Accumulated Depreciation	(2,556)	(1,278)
Property and equipment, net	**$ 3,557**	**$ 4,835**

Depreciation expense for the year ended December 31, 2024, and 2023 was $1,278.

4. INTANGIBLE ASSETS – PATENTS

Patents as of December 31, 2024, and 2023 are as follows:

As of December 31,	2024	2023
Licensed	$ 207,681	$ 99,135
Pending	129,435	177,682
Intangible assets, at cost	**337,116**	**276,817**
Accumulated amortization	(15,676)	(6,734)
Intangible assets, net	**$ 321,440**	**$ 270,083**

Amortization expenses for the years ended December 31, 2024, and 2023 were $8,943, and $3,852, respectively.

5.   SHAREHOLDER LOANS

During the year ended December 31, 2024, the board approved a loan from the CEO & Founder to the company. As of December 31, 2024, the outstanding balance of this loan was $67,500. This loan bears a per annum interest rate of 0% with no set maturity and therefore the loan has been classified as a current liability.

As of December 31, 2024, and 2023, the Company has total due to shareholder liabilities relating to deferred compensation of $295,653, and $198,250, respectively. These liabilities bear a per annum interest rate of 0%. As of December 31, 2024, $253,403 is due to the CEO. The CEO represents that the amount due to him for deferred compensation will not be called until such time as the company has sufficient cash flow. The remaining balance of $43,250, due to the CMO may be called at any time and is reported as a current liability on the balance sheet.

As of December 31, 2024, and 2023, the Company had amounts payable as reimbursements for business expenses to shareholders totaling $2,839, and $16,403.

Convertible Notes

The convertible notes discussed in Note 8 include notes issued to the Company's CEO for a total of $63,500. The outstanding principal balance of this note as of December 31, 2024, and 2023 were $0 and $0, respectively. Related accrued interest was $0 as of December 31, 2024, and 2023, respectively. Interest expense was $0, and $3,173 for the years ended December 31, 2024, and 2023, respectively.

SAFE Agreements

The SAFE agreements discussed in Note 7 include SAFEs issued to the Company's CEO for a total of $57,875.

6.   RELATED PARTY TRANSACTIONS

As of December 31, 2024, and 2023, the Due to Shareholders amounted to:

Due to related parties	2024	2023
Deferred compensation	$ 295,653	$ 198,250
Loans payable (see Note 5)	67,500	-
Accounts payable	2,839	16,403
Total due to shareholders	$ 365,992	$ 214,653

As of December 31, 2024, and 2023, the company has accrued total deferred compensation balances of $295,653 and $198,250, of deferred compensation, respectively. These payables do not bear interest. As of December 31, 2023, they were considered payable on demand. As of December 31, 2024, the deferred compensation and loan payable to the CEO were considered long-term liabilities as the CEO represents that these liabilities will not be called for repayment until such time as the Company has sufficient cash flow.

The Company has amounts due to the largest stockholder that are recorded as due to related parties for reimbursement of expenses paid by them on behalf of the Company. The outstanding amount included in the financial statements as of December 31, 2024, and 2023, was $2,839, and $6,803, respectively.

In 2022, the Company engaged a firm owned by one of the Company's stockholders to provide consulting services on the design of circuit cards, firmware and electronic components, which were recorded as operating expenses amounting to $22,097. The outstanding balance as of December 31, 2023, was $9,600, which was included in due to related parties. During the year ended December 31, 2024, the Company issued this related party 19,200 shares of Common Stock in lieu of payment of the $9,600. As of December 31, 2024, the remaining amount due to this stockholder was $0.

The Company also provided compensation to its key executives for the services they provided which were recorded to operating expenses in the amounts of $96,000, and $95,519, for the years ended December 31, 2024, and 2023, respectively. These key executives are also Company stockholders. Payment of this compensation is deferred and will be paid out at a later date once the Company meets their next financing goal.

7. SIMPLE AGREEMENTS FOR FUTURE EQUITY

In 2019 to 2020, the Company entered into a series of SAFE agreements for a total amount of $332,687, (in aggregate the "Purchase Amount"). The SAFEs do not accrue a dividend and are nonvoting. The SAFE agreements are unsecured obligations.

In the event of preferred equity financing before the termination of the SAFEs, the SAFEs automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. The discount price is the lower of: (a) the price per share of the standard preferred stock sold in the preferred equity financing multiplied by the discount rate or (b) the price per share of the standard preferred stock multiplied by a rate determined by dividing the valuation cap.

In the event of liquidation before the termination of the SAFEs, the investor may either: (i) opt to receive a cash payment equal to the Purchase Amount; or (ii) automatically receive a number of shares of common stock equal to the Purchase Amount divided by the liquidity price. A liquidity event is defined as a change of control or an initial public offering while a liquidity price is the price per share equal to the fair market value of the common stock at the time of the liquidity event multiplied by the discount rate. If there are not enough funds to pay the holders of SAFE agreements in full, then all the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders

in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In the event of dissolution before the termination of the SAFEs, the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. This event is defined as (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, excluding a liquidity event, whether voluntary or involuntary. The Purchase Amount will be paid prior to and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2024, and 2023, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. Upon conversion, the SAFE agreements will convert into preferred stock.

As of December 31, 2024, and 2023, the details of outstanding SAFE obligations are as follows:

Discount	Valuation Cap	Purchase Amount		Fair Value	
		31/12/2024	31/12/2023	31/12/2024	31/12/2023
90%	$ 6,000,000	$ 171,892	$ 171,892	$ 106,091	$ 72,042
80%	5,000,000	160,795	160,795	107,628	85,564
		$ 332,687	$ 332,687	$ 213,719	$ 157,606

8. CONVERTIBLE NOTES

From 2021 to 2022, the Company issued a series of convertible notes in exchange for cash for the purpose of raising additional operating capital. The convertible notes were unsecured, bear interest of 6% per annum with all principal and interest due and payable on its maturity date, October 31, 2023.

These convertible notes were subject to automatic conversion upon capital financing of at least $2,000,000 at a conversion price equal to the price per share paid by the investors in such capital financing. These convertible notes were also subject to holders' optional conversion upon the maturity date into common stock at a conversion price of $0.17 ($0.50 pre-stock split) per share. At any time on or after the maturity date, the holder may elect to either: (a) demand repayment of the outstanding principal amount and unpaid interest; or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share. In the event of a change in control (as defined in the agreement), the majority holders may elect to either: (a) declare that the notes shall become due and payable immediately prior to the closing of the change of control and receive in payment an amount equal to 200% of the outstanding principal amount plus all unpaid interest, or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share.

On the notes' maturity date, the holders opted to convert all the outstanding notes with the total principal amount and unpaid interest of $278,280 into 1,669,659 shares of common stock (see Note 10).

The outstanding principal balance as of December 31, 2024, and 2023, was $0. Accrued interest as of December 31, 2024, and 2023 were $0. The Company incurred interest expense of $0, and $12,222 for the years ended December 31, 2024, and 2023, respectively.

9.   STOCK OPTIONS

The Company accounts for stock-based compensation under the provisions of Topic 718, Stock-Based Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period in line with the options vesting. The Company does not have a stock-based employee compensation plan in place as of the date of this report and issues options at the approval of the board on a case-by-case basis, which raises various potential regulatory and tax issues that could significantly impact the Company and/or its option recipients. Therefore, there are various risks and uncertainties associated with the Company's stock options.

Stock options are granted to certain employees and contractors of the Company from time to time. As of December 31, 2024, and 2023, 1,594,008 and 1,631,508 stock options were issued and outstanding under the approval of the board. Vested stock options were 1,416,405, and 1,150,902 as of December 31, 2024, and 2023, respectively.

 The Company's stock options typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

 A summary of options activities for the years ended December 31, 2024, and 2023 is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2022	1,511,508	$ 0.14	7.97
Granted	120,000	0.50	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	1,631,508	$ 0.16	7.15
Excercisable at December 31, 2023	1,150,902	$ 0.15	6.61
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(37,500)	(0.33)	(4.80)
Outstanding at December 31, 2024	1,594,008	$ 0.16	6.21
Excercisable at December 31, 2023	1,416,405	$ 0.15	5.72

As of December 31,	2024	2023
Intrinsic value of options outstanding at year-end	$ 1,340,120	$ 1,365,120
Weighted average duration (years) to expiration of outstanding opttions at year-end	6.15	7.15
Weighted average duration (years) to expiration of exercisable options at year-end	5.61	6.61

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes Option Pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2024, and 2023:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.58%	3.75%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

As of December 31, 2024, there was $90,260 of costs to be recognized over a weighted-average period of approximately 1.19 years.

The fair value of stock options issued during the years ended December 31, 2024, and 2023 was $0 and $85,800, respectively. Stock-based compensation expenses during the years ended December 31, 2024, and 2023 were $97,537, and $92,856, respectively.

10. CAPITALIZATION AND EQUITY TRANSACTIONS

Capital Structure

Under the original articles of incorporation under the Company's original name "Ijuze Corp", the Company was authorized to issue 10,000,000 shares of common stock at $0.000001 par value. In January 2018, the Company changed its name to Power Hero Corp. In March 2018, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 20,000,000 shares of common stock at $0.000001 par value and subjected all outstanding common stock to a 2-for-1 stock split. In January 2023, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 44,000,000 at $0.000001 par value and subjected all outstanding common stock to a 3-for-1 stock split. All outstanding shares disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock splits.

Common Stock

As of December 31, 2024, and 2023, the Company had 17,289,060 and 17,029,813 issued and outstanding shares of common stock, respectively.

In 2023, 30,000 shares of common stock were issued for cash in the amount of $15,000. Also, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, which raised $558,610 in gross proceeds through the issuance of 558,610 shares of common stock at a price of $1.00 per share. The Company incurred offering costs of $35,672 with this offering.

In 2023, the Company had $2,000,000 in convertible notes (plus accrued interest), that converted to Common Stock on October 31, 2023

In 2024, 32,235 shares of common stock were issued for cash in the amount of $22,050. Also, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, which raised $203,774 in gross proceeds through the issuance of 203,774 shares of common stock at a price of $1.00 per share. The Company incurred offering costs of $14,687 with this offering. Offering costs also included the issuance of 2,038 shares as compensation to the crowdfunding platform valued at $1 per share.

Treasury Stock

In 2019, the Company issued 42,000 shares of common stock to a contractor in exchange for service. In the same year, the Company re-acquired the 42,000 shares of common stock since the contractor failed to deliver the agreed service. In 2022, the Company re-issued 14,400 shares of treasury stock in exchange for service valued at $4,800. 27,600 shares of treasury stock were held as of December 31, 2024, and 2023.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the year ended December 31,	2024	2023
Provision for income taxes	$ (123,597)	$ (103,919.4)
Valuation allowance	123,597	103,919
Net provision for income taxes	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Deferred tax asset	$ (373,639)	$ (250,042)
Valuation allowance	373,639	250,042
Net deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through March 20, 2025, which is the date the financial statements were available to be issued.

The Company received an additional $203,000 in additional paid-in capital from the issuance of 228,000 shares of common stock at an issue price of $1 per share.

Subsequent to December 31, 2024, two additional patent applications were issued by the USPTO.

In March 2025, subsequent to year-end, the Board of Directors approved the following resolutions:

- Ratification of $300,000 bridge financing with 2% revenue sharing

- Approved acquisition of a target company for consideration of up to $30,000

- Approved launching a Reg CF revenue share campaign of up to $2,000,000 with NetCapital as the registered platform

- Approved 3,000,000 addition to stock option pool

- Approved management participation in Bridge Financing and conversion of accruals.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14.   GOING CONCERN

The Company has not generated revenues or profits since inception, has sustained net losses of $540,754, and $497,063 for the years ended December 31, 2024, and 2023, respectively, and has incurred negative cash flows of $360,456 and $344,027 from operations for the years ended December 31, 2024, and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $2,283,269 and a working capital deficit of $454,263. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Date: June 13, 2025
Title: We Made the Right Call !

Dear {Firstname},

Our Netcapital campaign closed on June 6, 2025, after just one month with only $26K. We quickly realized that we had reached all the investors that were active, and that we weren't going to get any new ones.

Since then, we have moved our fund-raising to Wefunder, and in ONE week we received **$45,000** in Investment Reservations from "Friends & Family" which includes you.

That $45K is from **'testing the waters'** (TTW) on the Wefunder platform to gauge investor interest in another Power Hero Reg CF offering on **Wefunder's [1]crowdfunding** platform. In contrast to Netcapital, Wefunder has a much larger base of **1,500,000** investors.

This TTW phase is simply to obtain your indication of interest and is NOT an obligation of any kind. No money or any part of your reservation will be sent to Power Hero. Please also note that no money is being solicited by Power Hero currently. Your reservation is merely being recorded by Wefunder as an indication of your interest to invest in Power Hero. Only when we file an SEC Form C which will be processed through Wefunder's platform will we be offering you to buy securities and only then are we allowed to accept your offers. Meanwhile, we invite you to view our campaign information and reserve your interest in Power Hero below.

As you might expect, there are Early Bird opportunities, and you are getting an advance "Friends & Family" preview before we open the invitation to the public. I have already reserved $15K this time which will bring my total investments in Power Hero above $450K.

Obviously, Wefunder's 1,500,000 investor base had a HUGE influence on our move to Wefunder,

The Minimum reservation amount on Wefunder is $100. I thought you might be more encouraged of our goal of achieving revenues this year with our move to Wefunder.

RESERVE your interest here.

Esmond Goei
Founder & Executive Chairman
Power Hero

---

[1] https://kingscrowd.com/funding-report-for-april-2025/

From: **Esmond Goei** esmond@powerhero.com
Subject: Major Power Hero Event
Date: June 10, 2025 at 5:36 PM
To: Esmond Goei etgoei@gmail.com

EG



Dear Esmond,

Power Hero expects REVENUES THIS YEAR!

In Q1 we demonstrated a working prototype of our modular PowerPac EV charger, our second design iteration, and now we are working on our 4 th and hopefully final iteration.

PowerPac will be available in several configurations: transportable, mounted on the garage floor, a wall or concrete column. It is modular so our customers can pick the amount of charging capacity they want to order, and it makes it easy for us if servicing is required. We call this modular version the "PowerPac-Stack" or simply the "Stack." In addition, the Stack was test-trialled with several customers and over 2,000 email registrations of interest have been received to beta the Stack. Now we are focused on getting PowerPac certified by Underwriters Laboratories (UL) before we release it to the public in Q4'2025, as anticipated.

Recently, we concluded our Netcapital crowdfunding campaigns with their 100,000+ subscribers, and we did well to have raised a total of $780K with such a small base. Now it's time to transition to revenues with a much larger crowdfunding platform.

Therefore, we are **'testing the waters'** (TTW) to <u>gauge</u> investor interest in another Reg CF offering on the **Wefunder crowdfunding** platform, which has a much larger base of **1,500,000** investors. <u>Please note that no money is being solicited by Power Hero at this time, and if sent, it will not be accepted. No offer to buy securities will be accepted either</u>, but you will still have to open an account with Wefunder to <u>register your interest</u> in Power Hero. <u>Your indication of interest is NOT an obligation or commitment of any kind.</u> No money or any part of the purchase price will be sent to Power Hero from Wefunder until an SEC Form C is filed and processed through Wefunder's platform.

.

Our financial strategy is to raise enough on Wefunder to get to initial beta sales in Q4'2025 at which point our business model should be credibly demonstrated to pave the way to expanding sales across California and subsequently across America, then globally.

Since you registered on our website I am pleased to invite you to a private, advance review of our Wefunder TTW campaign pitch at this link here.

Our page IS NOT open to the 1,500,000 investors of Wefunder at this time. So please take advantage of being part of this advance review group and take your time to familiarize yourself with the Wefunder platform and our pitch.

Given the 1,500,000 investor base of Wefunder it is no wonder that they often rank first in fundraising amounts raised amongst other platforms monitored by Kingscrowd.

Thank you.

Esmond Goei
Founder & Executive Chairman
Power Hero Corp.

Esmond Goei
2105 Foothill Blvd Suite B360, La Verne, CA 91750
Unsubscribe

Date: June 8, 2025
Subject: Major Power Hero Event

Dear {FirstName},

Power Hero expects REVENUES THIS YEAR!

In Q1 we demonstrated a working prototype of our modular PowerPac EV charger, our second design iteration, and now we are working on our 4th and hopefully final iteration.

PowerPac will be available in several configurations, transportable, mounted on the garage floor, a wall or concrete column. It is modular so that our customers can pick the amount of charging capacity they want, and it makes it easy for us if servicing is required. We call this modular version the "PowerPac-Stack" or simply the "Stack." In addition, the Stack was test-trialed with several customers and over 2,000 email registrations of interest have been received to beta the Stack. Now we are focused on getting PowerPac certified by Underwriters Laboratories (UL) before we release it to the public in Q4'2025, as anticipated.

Recently, we concluded our Netcapital crowdfunding campaigns with their 100,000+ subscribers, and we did well to have raised a total of $780K with such a small base. Now it's time to transition to revenues with a much larger crowdfunding platform.

Therefore, we are **'testing the waters'** (TTW) to gauge investor interest in another Regulation Crowdfunding (Reg CF) offering on the **Wefunder [1]crowdfunding** platform, which has a much larger base of **1,500,000** investors. Please note that no money is being solicited by Power Hero at this time, and if sent, it will not be accepted. No offer to buy securities will be accepted either, but you will still have to open an account with Wefunder to register your interest in Power Hero. Your indication of interest is NOT an obligation or commitment of any kind. No money or any part of the purchase price will be sent to Power Hero from Wefunder until an SEC Form C is filed and processed through Wefunder's platform.

Our financial strategy is to raise enough on Wefunder to get to initial beta sales in Q4'2025 at which point our business model should be credibly demonstrated to pave the way to expanding sales across California and subsequently across America, then globally.

You have been part of the Power Hero StartEngine community for some time, and you have waited a long time for us to reach this revenue stage. Thus, I am first inviting our StartEngine community to a private, advance review of our Wefunder TTW campaign pitch at this link here.

Our page IS NOT open to the general Wefunder base at this time. So please take advantage of being part of this advance review group and take your time to familiarize yourself with the Wefunder platform to better absorb the information provided there.

Thank you.

Esmond Goei
Founder & Executive Chairman
Power Hero Corp.

---

[1] https://kingscrowd.com/funding-report-for-april-2025/


Title	Form C-AR Signature
File name	powerhero_AR_draft_2.pdf
Document ID	60f2bb3e7c9c86b69d794bbfb2a365909bfa3f82
Audit trail date format	MM / DD / YYYY
Status	● Pending signature

Document History

↗ SENT	**07 / 03 / 2025** 20:42:50 UTC	Sent for signature to Esmond Goei (esmond@powerhero.com), Armando Castro Jr (acastro@lowenstein.com), Robert Kent (rkent@firstwavepartners.com), Troy Helming (troy@earthgrid.io), Howard Kim (howardhkimspore@icloud.com) and Curtis Pringle (curt@curtpringle.com) from hellosign@wefunder.com IP: 120.29.88.55
◎ VIEWED	**07 / 03 / 2025** 21:02:42 UTC	Viewed by Esmond Goei (esmond@powerhero.com) IP: 172.218.9.170
⚊ SIGNED	**07 / 03 / 2025** 21:04:36 UTC	Signed by Esmond Goei (esmond@powerhero.com) IP: 172.218.9.170
◎ VIEWED	**07 / 03 / 2025** 21:55:03 UTC	Viewed by Curtis Pringle (curt@curtpringle.com) IP: 38.165.139.231

Doc ID: 086706575202304c649b6580d7c31714031ca44c



Title	Form C-AR Signature
File name	powerhero_AR_draft_2.pdf
Document ID	60f2bb3e7c9c86b69d794bbfb2a365909bfa3f82
Audit trail date format	MM / DD / YYYY
Status	● Pending signature

Document History

SIGNED	**07 / 03 / 2025** 21:55:39 UTC	Signed by Curtis Pringle (curt@curtpringle.com) IP: 38.165.139.231
VIEWED	**07 / 03 / 2025** 23:44:35 UTC	Viewed by Howard Kim (howardhkimspore@icloud.com) IP: 61.91.245.58
SIGNED	**07 / 03 / 2025** 23:46:25 UTC	Signed by Howard Kim (howardhkimspore@icloud.com) IP: 61.91.245.58
VIEWED	**07 / 04 / 2025** 00:09:10 UTC	Viewed by Troy Helming (troy@earthgrid.io) IP: 174.227.172.39
SIGNED	**07 / 04 / 2025** 00:09:58 UTC	Signed by Troy Helming (troy@earthgrid.io) IP: 174.227.172.39
INCOMPLETE	**07 / 04 / 2025** 00:09:58 UTC	This document has not been fully executed by all signers.

Doc ID: 086706575202304c649b6580d7c31714031ca44c



Title	Form C-AR for signature
File name	Form_C-AR_Signature.pdf
Document ID	086706575202304c649b6580d7c31714031ca44c
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

⤴ SENT	**07 / 04 / 2025** 00:39:08 UTC	Sent for signature to Craig Nelson (cnelson@powerhero.com) from hellosign@wefunder.com IP: 184.23.234.162
👁 VIEWED	**07 / 04 / 2025** 01:30:44 UTC	Viewed by Craig Nelson (cnelson@powerhero.com) IP: 98.97.24.65
✒ SIGNED	**07 / 04 / 2025** 01:32:18 UTC	Signed by Craig Nelson (cnelson@powerhero.com) IP: 98.97.24.65
✓ COMPLETED	**07 / 04 / 2025** 01:32:18 UTC	The document has been completed.

 